Mail Stop 4561

August 14, 2008

Via U.S. Mail and Facsimile 630.368.2308

Mr. Steven P. Grimes
Chief Operating Officer and Chief Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-51199**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 6. Selected Financial Data, page 19

1.   We note your usage of funds from operations in discussing your operating performance as a REIT. In future filings, please prominently note that FFO is a non-GAAP financial measure.

Item 8. Financial Statements and Supplementary Data.

Notes to Consolidated Financial Statements

(1) Organization and Basis of Presentation, page 58

2.   Please tell us how you determined that the internalization of your former business manager/advisor and property managers resulted in no allocation to the purchase price or recognition of a gain or loss for settlement of the agreements under EITF 04-1.

3.   We note your use of an independent third party in determining the estimate the per share value of your common stock and the value assigned to tangible and intangible assets acquired, both related to the November 15, 2007 merger transaction. Please tell us the nature and extent of the third party's involvement in management's decision making process with respect to determining the fair value of these instruments.

4.   Please tell us the main factor in the increase in pro forma net income reflecting the acquisition of your business manager/advisor and property managers.

(2) Summary of Significant Accounting Policies

Real Estate, page 62

5.   We note you use information contained in the independent appraisal obtained upon acquisition of each property as the primary basis for the allocation to Land and Buildings and improvements. Please tell us the nature and extent of the third party's involvement in management's decision making process with respect to determining the fair value of these instruments.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief